UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

COWEN INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

223622606

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223622606	SCHEDULE 13D	Page 2 of 12

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 223622606	SCHEDULE 13D	Page 3 of 12

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 223622606	SCHEDULE 13D	Page 4 of 12

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 223622606	SCHEDULE 13D	Page 5 of 12

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) with the SEC on August 12, 2022, (as amended by this Amendment No. 2, the “Schedule 13D”). This Amendment No. 2 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of Amendment No. 1 on November 2, 2022, the Reporting Persons purchased 45,123 Shares between November 4, 2022 and February 1, 2023, which consisted of 37,737 Shares purchased for the benefit of PRA Master Fund and 7,386 Shares purchased for the benefit of Systematic Master Fund.

In addition, since the filing of Amendment No. 1 on November 2, 2022, the Reporting Persons sold 99,654 Shares between November 4, 2022 and February 1, 2023, which consisted of 89,352 Shares sold for the benefit of PRA Master Fund and 10,302 Shares sold for the benefit of Systematic Master Fund.

Finally, on March 1, 2023, the Issuer consummated a merger (the “Merger”) pursuant to which each issued and outstanding Share was cancelled and converted into the right to receive $39.00 in cash, without interest. In connection with the Merger, the Reporting Persons’ 1,609,418 Shares, which consisted of, 259,214 Shares held for the benefit of Systematic Master Fund and 1,350,204 Shares held for the benefit of PRA Master Fund, were cancelled and converted into the right to receive $39.00 in cash, without interest.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

(a)            As of the closing of the Merger on March 1, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.

(b)            As of the closing of the Merger on March 1, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.

(c)            The response to Item 4 of this Amendment No. 2 is incorporated herein by reference. Except as set forth in Schedule C and Item 4 of this Amendment No. 2, the Funds had no transactions in the Shares since the filing of Amendment No. 1 on November 2, 2022. All of the transactions set forth on Schedule C attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule C were effected in open market transactions on the NASDAQ and various other trading markets.

(d)            As of March 1, 2023, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 3, 2023

magnetar financial llc

By:	Magnetar Capital Partners LP, its Sole Member
By:	Supernova Management LLC, its General Partner

By:	/s/ Michael Turro
Name:	Michael Turro
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By:	Supernova Management LLC, its General Partner

By:	/s/ Michael Turro
Name:	Michael Turro
Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Michael Turro
Name:	Michael Turro
Title:	Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Michael Turro
Name:	Michael Turro
Title:	Attorney-in-fact for David J. Snyderman

SCHEDULE C

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
11/4/2022	4,384	38.67265 (3)
11/7/2022	18	38.68000
11/8/2022	2,287	38.65498(4)
1/4/2023	9,789	38.67561(5)
1/5/2023	15,887	38.66613(6)
1/6/2023	5,372	38.67088(7)
2/1/2023	7,386	38.88528(8)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $38.67265 per share, at prices ranging from $38.654 to $38.68 per share.

(4) Reflects a weighted average purchase price of $38.65498 per share, at prices ranging from $38.64 to $38.68 per share.

(5) Reflects a weighted average purchase price of $38.67561 per share, at prices ranging from $38.65 to $38.69 per share.

(6) Reflects a weighted average purchase price of $38.66613 per share, at prices ranging from $38.64 to $38.69 per share.

(7) Reflects a weighted average purchase price of $38.67088 per share, at prices ranging from $38.64 to $38.70 per share.

(8) Reflects a weighted average purchase price of $38.88528 per share, at prices ranging from $38.86 to $38.91 per share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
11/28/2022	29,486	38.70988 (3)
11/29/2022	29,933	38.73438 (4)
11/30/2022	29,933	38.62817(5)
1/5/2023	3,399	38.66750(6)
1/6/2023	3,451	38.66494(7)
1/9/2023	3,452	38.68599(8)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $38.70988 per share, at prices ranging from $38.69 to $38.73 per share.

(4) Reflects a weighted average purchase price of $38.73438 per share, at prices ranging from $38.69 to $38.77 per share.

(5) Reflects a weighted average purchase price of $38.62817 per share, at prices ranging from $38.57 to $38.70 per share.

(6) Reflects a weighted average purchase price of $38.66750 per share, at prices ranging from $38.64 to $38.73 per share.

(7) Reflects a weighted average purchase price of $38.66494 per share, at prices ranging from $38.645 to $38.7 per share.

(8) Reflects a weighted average purchase price of $38.68599 per share, at prices ranging from $38.67 to $38.73 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 3, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on March 3, 2023.